February 6, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meadowbrook Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for the nine month period ended September 30, 2005
File No. 0-17254
Securities and Exchange Commission, Division of Corporation Finance:
On behalf of Meadowbrook Insurance Group, Inc., we have provided the following information requested in Mr. Jim Rosenberg’s (Senior Assistant, Chief Accountant) letter dated January 20, 2006 and have indicated, where applicable, our intent to provide information within future Form 10-Ks, Form 10-Qs, or other SEC filings.
2004 Form 10-K, filed March 16, 2005
Item 1: Business
Company Segments
Specialty Risk Management Operations
Risk-Sharing Programs, page 6
1.	SEC comment:

We have reviewed your response to our comment #1. Please provide additional information regarding your evaluation of the first condition under paragraph 4.h of FIN 46(R) that you do not participate in the decision making regarding the design or redesign of the structures. Your current disclosures within your Form 10-K stipulates that you “assist with the formation of the captive” and that you “work with the captive to determine the amount of risk exposure that will be assumed by the captive.” Additionally, it is presumed that a majority of your clients do not have the expertise to set up a captive or rent-a-captive insurance company. Please specifically explain to us what assistance you provide to your clients in the formation of the captive and why management believes that these activities, along with the determination of risk exposure, does not constitute decision making regarding the design of the structure.

Ms. Karen M. Spaun
Meadowbrook Insurance Group, Inc.
February 6, 2006

Management response:

Based upon the comments provided and the following analysis related to those comments, we plan to modify our disclosures in the 2005 Form 10-K, Item 1 – Business. These modifications will reflect the schematic diagram below as opposed to the existing illustration on page 6 of the 2004 Form 10-K. In addition, the description of the services that we provide to our captive clients will emphasize that we are administrators as opposed to managers, that decisions regarding the design and formation of the captives are made by the Captive’s Board of Directors, and that the Captive shareholders’ bear the risk of economic loss or gain relating to the business activities of the Captive.

As discussed in our letter dated January 9, 2006, we indicated both the captive and rent-a-captive structures are licensed reinsurance companies, which have a self-sustaining integrated set of activities and assets, and are in the reinsurance business for the purpose of providing a return to their investors, who are the shareholders (“primary beneficiaries”) of the captive company. These primary beneficiaries have their own equity at risk, decision making authorities and the ability to absorb losses.

We would like to respond to the staff’s comment by discussing why the captive risk-sharing structures are not variable interest entities for which we are the primary beneficiary pursuant to FIN 46(R). Please refer to our response to question #5 in our letter dated January 9, 2006, in relation to our wholly owned subsidiary American Indemnity Insurance Company, Limited (Rent-a-Captive).

Ms. Karen M. Spaun
Meadowbrook Insurance Group, Inc.
February 6, 2006

The following schematic illustrates the Captive Risk-Sharing Structure, which is reported in our 2004 Form 10-K, Item 1 – Business, with slight modifications to assist with this discussion.
CAPTIVE RISK-SHARING STRUCTURE

[1]	We account for transactions with these risk-sharing clients as reinsurance under the provisions of SFAS No. 113 “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts”.
By way of background, the Captive’s shareholders and its Board make the decision to form the Captive or terminate the Captive, based upon either their own analysis or analysis performed by an independent third party consultant they hire. The shareholders of the Captive make the decision whether to invest and how much to invest in the Captive. This decision may be based upon advice from third party consultants.
The agent / producer of the business will make the decision to submit the risk to be underwritten in the program and policyholders make the decision to purchase the quoted policy.
The Captive Administrator provides administrative services to the Captive in exchange for a fee. This fee is usually a fixed fee and is negotiated on an annual basis with the

Ms. Karen M. Spaun
Meadowbrook Insurance Group, Inc.
February 6, 2006

Captive’s Board of Directors. Such services may include bookkeeping, providing regulatory information, and other administrative services. We do not provide loss prevention, claims handling, underwriting, and other insurance services to the Captive. However, our risk management subsidiary provides these services to our insurance subsidiaries for a fee, which is eliminated upon consolidation. The costs associated with these services are charged to our primary insureds in the form of premiums.
In applying FIN 46(R)’s provisions to the captive risk-sharing structure, our variable interest in the Captive is limited to administrative fees based upon a fixed amount or a percentage of premiums and the credit risk associated with any reinsurance recoverables recognized. We have no equity positions in any active Captive.
The Captives are generally capitalized with common stock and may use preferred stock in isolated instances. The Captive’s variability (1) is created based upon the experience of their portion of business directly written through our insurance subsidiaries and ceded to the Captive on a quota share basis and (2) is absorbed by the Captive’s shareholders.
In general, the Captive’s common and/or preferred shareholders are either the agents or producers of the business, a sponsoring group or association, a group of policyholders, policyholder, or a general agent. The Captive’s shareholders are not related parties of ours pursuant to either FASB Statement No. 57, Related Party Disclosures, or paragraph 16 of FIN 46(R).
By design, the capital base of the Captive is structured to absorb the projected losses of the program, and the Captive’s shareholders bear the risk of loss. We protect ourselves from potential credit risk related to reinsurance recoverables from the Captive by a collateral requirement in a Trust Agreement equal to 110% of the estimated reserves for losses and unearned premiums. In addition, we monitor the capital adequacy and financial leverage ratios of the Captive to mitigate future credit risk.
As previously described, we believe the Captive is a business, for which we are not required to apply FIN 46(R)’s provisions pursuant to paragraph 4(h). However, we respectfully observe that we believe the Captive is a voting interest entity, and in the event that the Captive were a variable interest entity under application of paragraph 5 of FIN 46(R), the Captive’s primary beneficiary would not be ours, but instead would likely be the majority shareowner as:
•	The Captive is designed to have a substantive equity investment at risk,

•	The Captive’s shareholders have the ability to make decisions about the Captive’s activities that have a significant effect on its success;

•	By design, no arrangements protect the Captive’s shareholders from loss and they have the right to receive its expected residual returns;

Ms. Karen M. Spaun
Meadowbrook Insurance Group, Inc.
February 6, 2006

•	The condition in paragraph 5(c) has not been met because although the Captive is designed to benefit its shareholders, the Captive shareholders have 100% of the vote (and thus do not have disproportionately few voting rights, as paragraph 5(c) requires in order for the entity to be a variable interest entity); and

•	Our variable interest is limited to the small amount of variability attributable to our fee and credit risk on our reinsurance recoverable. In all cases, the Captive is assuming risk of our insurance subsidiary (so the Captive would have a variable interest in the insurance subsidiary).
2.	SEC comment:

Please provide additional information regarding your evaluation that these structures operate independently from you given that you typically provide general and risk management services to these structures and that the majority, if not all, the operations of these structures is typically through a quota share agreement with you. Please provide to us a summary of the provisions of the various service contracts, including the responsibilities of each party to the contract. Specifically, please tell us who determines the amount of risk that is ceded to the captive and the excess re-insurer, whether these percentages are changed during the life of the structure, who makes the decision to change the risk sharing percentages, and what input you have in making this change. Lastly, given the significant number of services that you provide to these structures, including policy issuance services, loss prevention services and claims administrative and handling services, it would appear that you may possess a controlling financial interest through a contractual management arrangement. Within your summary, please provide to us management’s consideration of the six requirements needed for a controlling financial interest as promulgated by EITF 97-2.

Management response:

Please refer to our response to Comment #1 for a discussion of the Captive Structure and decision making process. We do not believe we control the Captive through a contractual arrangement, because the requisite criteria for a controlling financial interest has not been met, as follows (in order to create an analogous response to EITF 97-2, we have replaced the term “PPM” with the term “primary insurer,” because that is our role in the relationship with the captive, and we have replaced the term “physician practice” with the term “captive”:

If all six of the requirements listed below are met, then the primary insurer has a controlling financial interest in the captive.

Term – The contractual arrangement between the primary insurer and the captive:

Ms. Karen M. Spaun
Meadowbrook Insurance Group, Inc.
February 6, 2006

“1. Has a term that is either (a) the entire remaining legal life of the captive or (b) a period of 10 years or more.”
Management’s response: No, as the contractual arrangement between the primary insurer and the captives, in this case, is annual. The quota-share agreements are negotiated annually in an arm’s-length transaction and are renewed annually if both parties agree. If the parties do not agree, the agreement ends.
“2. Is not terminable by the captive except in the case of gross negligence, fraud, or other illegal acts by the primary insurer, or bankruptcy of the primary insurer.”
Management’s response: Yes, the agreements are terminable on 90 days notice in the event of breach, or annually by either party.”
Control – The primary insurer has exclusive authority over all decision making related to both of the following:
“3. Ongoing, major, or central operations of the captive,2 except for the dispensing of services

[2] This must include exclusive decision making authority over scope of service, patient acceptance policies and procedures, pricing of services, negotiation and execution of contracts, and establishment and approval of operating and capital budgets. This authority also must include exclusive decision making authority over issuance of debt if debt financing is an ongoing, major, or central source of financing for the captive.”
Management’s response: As noted above, the ultimate decision making authority over all major, important or central issues rests with the Board of Directors of the captive, not with us. The captive Board of Directors has exclusive authority over all major policy decisions relating to the program, including the ultimate decision making authority over the continuance of the relationship and the administrative services being provided.
“4. Total compensation of the licensed professionals as well as the ability to establish and implement guidelines for the selection, hiring, and firing of them.”
Management’s response: The captive Board of Directors has exclusive control over the compensation of the Board of Directors, any employees of the captive, and the legal and audit professionals hired by the captive. We have no authority over selection, hiring or firing of such professionals.
Financial Interest – The primary investor must have a significant financial interest in the captive that meets both these criteria:
“5. Is unilaterally salable or transferable by the primary insurer.”

Ms. Karen M. Spaun
Meadowbrook Insurance Group, Inc.
February 6, 2006

Management’s response: The captive Board of Directors and its shareholders have sole responsibility and authority for the sale or transfer of all assets of the captive. The primary insurer and we have no authority to sell or transfer any assets of the captive.
“6. Provides the primary insurer with the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the captive, in an amount that fluctuates based upon the performance of the operations of the captive and the change in the fair value thereof.”
Management’s response: All income received by the captive is a sole asset of the captive and the proceeds go to the shareholders. If there is a sale of the company, the proceeds of that sale go to shareholders of the company, not to us, or any of our affiliates.
In reviewing the six requirements for controlling financial interest as set forth in EITF 97-2 management believes none of the requirements are met, therefore we or the primary insurer do not have a controlling financial interest in the captive.
3.	SEC comment:

Please clarify to us your statement that these structures “have the ability to absorb losses, which would be in the form of increased premiums.” Specifically, tell us how losses are calculated, who would be the responsible party to absorb significant operating losses if they were to occur, and how would increases in future premiums facilitate the absorption of these losses. Please provide similar information regarding your rent-a-captive arrangements within your wholly owned subsidiary, American Indemnity Company, LTD including how operating loss is defined.

Management response:

Please refer to Management’s response to Comment #1 in relation to the Captive’s ability to absorb operating losses and who absorbs those losses. The Rent-a-Captives have both common stock and preferred stock. Meadowbrook Insurance Group, Inc, and its subsidiaries own the common shares of American Indemnity Insurance Company, Limited (AIIC) and our client groups own the preferred shares of AIIC.

As part of its participation in the rent-a-captive, the client group purchases redeemable preferred stock of AIIC. These shares entitle the client group to participate in the profits and losses of the program. The client group may redeem its shares on January 1 of each year upon request. The preferred shares are non-voting and are classified as liabilities on our financial statements. The rent-a-captive’s preferred shareholders absorb its losses.

Finally, it should be noted that our agreements with the captive do not contain provisions that would enable the Captive to absorb current losses with future profits.

We hope you find the responses complete and sufficient in relation to the above comments. Please direct any questions or comments to me at (248) 204-8178.

Ms. Karen M. Spaun
Meadowbrook Insurance Group, Inc.
February 6, 2006

Sincerely,

/s/ Karen M. Spaun

Karen M. Spaun
Chief Financial Officer